FUNDRISE

Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482ad

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Preferred equity spotlight: East Village Townhomes

Roswell, GA

Asset Class	Private credit
Asset Type	Preferred equity
Strategy	Fixed income
Featured fund	Income Fund


East Village Townhomes
Build-for-rent community

Invest in private real estate

Investment opportunity: 14.25%[1] potential return in growing Atlanta suburb

East Village Townhomes is a 74-unit build-for-rent community in Roswell, GA, structured as preferred equity with a 14.25%[1] fixed annual return. The deal was designed to prioritize investor payouts and capitalize on strong rental demand in one of Atlanta's fastest-growing suburbs.

Why it matters:

- **Risk protection:** Structured to prioritize investor payouts before the developer earns any profit
- **Smart location:** Strong rental demand and high-income tenant base in a growing market
- **Built for value:** High-end, professionally managed townhomes designed to retain long-term value

This investment reflects our continued focus on **credit-oriented real estate** designed to thrive in today's higher interest rate environment.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

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1. This solely represents a fixed rate of preferred return due to the Opportunistic Credit Fund and Fundrise Income Real Estate Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund or Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

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Preferred equity spotlight: Aubrey Development

Aubrey, TX

Asset Class	Private credit
Asset Type	Preferred equity
Strategy	Fixed income
Featured fund	Income Fund



Invest in real estate

Investment opportunity: 14.00%[1] fixed return in an emerging Texas submarket

We’re excited to announce a new addition to the Fundrise portfolio: a preferred equity investment in Aubrey Development, a 188-unit horizontal multifamily community located northwest of Dallas in Aubrey, TX. This investment is structured to deliver a 14.00%[1] gross annual return, continuing the Income Fund’s track record of combining fixed-income consistency with real asset strength.

Why it matters:

- **High-yield structure:** Designed to prioritize investor returns before the developer earns a profit
- **Smart location:** Within Denton County, one of the fastest-growing regions in the U.S.
- **Differentiated product:** Cottage-style units with fenced yards, premium finishes, and modern amenities
- **Master-planned:** Part of a larger community featuring retail, townhomes, and single-family homes

As economic uncertainty grows, fixed-return investments like Aubrey Development offer a rare combination of yield and downside protection. With a strategic location, rising rental demand, and a preferred equity structure, this opportunity enhances the Income Fund’s goal of delivering stable, income-oriented returns.

Invest in real estate

Start investing in less than 5 minutes and with as little as $10.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund’s prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

WEBSITE | BLOG | FAQ | LOGIN

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

START INVESTING IN INCOME-FOCUSED REAL ESTATE FROM $10.

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Preferred equity spotlight: North Orlando Development

Apopka, FL

Asset Class	Private credit
Asset Type	Preferred equity
Strategy	Fixed income
Featured fund	Income Fund



Invest in real estate

Investment opportunity: 13.00%[1] fixed return in a prime Florida market

We're excited to announce a new addition to the Fundrise portfolio: a preferred equity investment in **North Orlando Development**, a 300-unit multifamily community located in Apopka, Florida, just northwest of Orlando. Structured to deliver a **13.00%[1] gross annual return**, this investment adds another source of stable income to the Income Fund's growing portfolio.

Why it matters:

- **Preferred equity structure:** Investor returns prioritized ahead of sponsor payouts
- **Experienced sponsor:** Track record includes 11,000+ units across 43 communities
- **Premium product:** Luxury finishes and top-tier amenities including clubhouse, yoga studio, pool, and more
- **Long-term appeal:** Part of the rapidly expanding Orlando metro, known for sustained population growth and housing demand

As broader markets turn volatile, the appeal of fixed-return investments becomes even stronger. While traditional income products may decline with interest rates, North Orlando Development's preferred equity structure continues to offer yield and downside protection. It's another step in Fundrise's commitment to delivering strong, stable returns—regardless of economic conditions.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

WEBSITE | BLOG | FAQ | LOGIN

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

START INVESTING IN INCOME-FOCUSED REAL ESTATE FROM $10.

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Preferred equity spotlight: Ocean Village

Palm Coast, FL

Asset Class	Private credit
Asset Type	Preferred equity
Strategy	Fixed income
Featured fund	Income Fund



Invest in real estate

Investment Opportunity: 13.00%[1] Potential Return in Palm Coast, FL

We're excited to announce a new addition to the Fundrise portfolio: a preferred equity investment in Ocean Village, a 314-unit multifamily development in Palm Coast, Florida, within the growing Daytona Beach MSA. This investment offers a 13.00%[1] annual gross return, continuing to reinforce the Income Real Estate Fund's track record of delivering stable, attractive income-oriented returns—even as broader markets remain uncertain.

Why it matters:

- **New build:** Construction is set to commence in May 2025
- **Risk protection:** Structured to prioritize investor payouts before the developer earns any profit
- **Smart location:** High-growth area with limited competition and strong rental demand
- **Built for value:** Amenity-rich, resort-style

Against a backdrop of mounting economic uncertainty—from shifting trade policies to slowing global growth—investors are facing a more complex risk environment. In this context, fixed-return real estate investments like Ocean Village take on renewed importance. With a 13.00%[1] gross annual return and a preferred equity structure, this investment provides a blend of yield and resilience.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.